SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                E-Z-EM, INC.
                      -------------------------------
                              (Name of Issuer)


              CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
              -----------------------------------------------
                       (Title of Class of Securities)


                                 269305207
             --------------------------------------------------
                               (CUSIP Number)

        Special Committee of the Board of Directors of E-Z-EM, Inc.
                              717 Main Street
                       Westbury, New York 11590-5021
                              (516) 333-8230

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                 Copies to:

                           Robert B. Pincus Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Rodney Square
                            Wilmington, DE 19801
                               (302) 651-3090

                                July 15, 2002
                 -----------------------------------------
          (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_|.



CUSIP No.  269305207                 13D                  Page 2 of  9 Pages
-------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         James L. Katz
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                   (b) |X|
-------------------------------------------------------------------------------

   3     SEC USE ONLY
-------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S. Citizen
-------------------------------------------------------------------------------

 NUMBER OF SHARES         7      SOLE VOTING POWER        -  525  -
BENEFICIALLY OWNED
      BY EACH            ------------------------------------------------------
 REPORTING PERSON
       WITH               8      SHARED VOTING POWER      -  2,567,242  -
                         ------------------------------------------------------

                          9      SOLE DISPOSITIVE POWER   -  525 -
                         ------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER - 0 -
-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -  2,567,767  -
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                   |_|

-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             64.2%
-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

CUSIP No.  269305207                 13D                  Page 3 of 9 Pages
-------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Paul S. Echenberg
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                 (b) |X|
-------------------------------------------------------------------------------

   3     SEC USE ONLY
-------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Canadian Citizen
-------------------------------------------------------------------------------

 NUMBER OF SHARES        7      SOLE VOTING POWER            - 500  -
BENEFICIALLY OWNED
      BY EACH            ------------------------------------------------------
 REPORTING PERSON
       WITH              8      SHARED VOTING POWER          -  2,567,242  -
                         ------------------------------------------------------

                         9      SOLE DISPOSITIVE POWER       -  500 -
                         ------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER    -  0 -
-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -  2,567,742 -
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                   |_|

-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             64.2%
-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

CUSIP No.  269305207                 13D                  Page 4 of 9 Pages
-------------------------------------------------------------------------------

   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Donald A. Meyer
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                    (b) |X|
-------------------------------------------------------------------------------

   3     SEC USE ONLY
-------------------------------------------------------------------------------

   4     SOURCE OF FUNDS
         00
-------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)  |_|
-------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S. Citizen
-------------------------------------------------------------------------------

 NUMBER OF SHARES        7      SOLE VOTING POWER          -  17,679  -
BENEFICIALLY OWNED
      BY EACH            ------------------------------------------------------
 REPORTING PERSON
       WITH              8      SHARED VOTING POWER        -  2,567,242  -
                         ------------------------------------------------------

                         9      SOLE DISPOSITIVE POWER     -  17,679 -
                         ------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER  -  0   -
-------------------------------------------------------------------------------

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -  2,584,921  -
-------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                   |_|

-------------------------------------------------------------------------------

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             64.6%
-------------------------------------------------------------------------------

  14     TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement on Schedule 13D is being filed with respect to Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of E-Z-EM, Inc., a Delaware corporation (the "Company"). The Company has its principal executive office at 717 Main Street, Westbury, New York 11590-5021.


Item 2.  Identity and Background.

         (a), (b), (c) and (f) Pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), and the joint filing agreement attached hereto as Exhibit 1, the undersigned, James L. Katz, Paul S. Echenberg and Donald A. Meyer (each, a "Reporting Person" and, collectively, the "Reporting Persons"), hereby jointly file this statement on Schedule 13D in their capacity as the members of the Special Committee of the Board of Directors of the Company. The Special Committee was established to review, evaluate, negotiate and make recommendations to the full Board of Directors of the Company regarding a possible transaction in which the Company's two currently outstanding classes of common stock, Class A Common Stock and Class B common stock, par value $0.10 per share ("Class B Common Stock"), would be reclassified or otherwise combined into a single class of common stock (the "Proposed Transaction"). The Reporting Persons are making this joint filing in their capacity as the members of the Special Committee of the Board of Directors of the Company because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists and such group status is hereby expressly disaffirmed.

         The name, residence or business address and present principal occupation of each of the Reporting Persons is set forth below. Messrs. Katz and Meyer are citizens of the United States and Mr. Echenberg is a citizen of Canada.


Name                           Address                                Principal Occupation
----                           -------                                --------------------

James L. Katz                  Lakeshore Medical Fitness, LLC         Chief Executive Officer of Lakeshore
                               333 N. Michigan Avenue                 Medical Fitness, LLC
                               Chicago, Illinois 60601

Paul S. Echenberg              Schroder Ventures                      President, Chief Executive Officer
                               1800 McGill College Avenue             and Director of Schroders &
                               Suite 3000                             Associates Canada Inc.
                               Montreal, Quebec H3A 3J6

Donald A. Meyer                1261 Vallecita Drive                   Independent consultant in legal
                               Santa Fe, New Mexico 87501             matters to arts and business
                                                                      organizations, specializing in
                                                                      technical assistance


         (d) and (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable.


Item 4.  Purpose of Transaction.

         As announced in a press release issued by the Company, on July 10, 2002 the Company's Board of Directors authorized management of the Company to proceed with the necessary steps to implement the Proposed Transaction. As a result of the Proposed Transaction, each outstanding share of Class A Common Stock and each outstanding share of Class B Common Stock would be converted into one share of a newly created class of common stock of the Company. In connection with the Proposed Transaction, the Company's Certificate of Incorporation would be modified to provide for only this new, single class of common stock and the existing provisions relating to the Class A Common Stock and Class B Common Stock would be eliminated. Following the Proposed Transaction, there would be no super-majority voting requirements applicable to the Company's new class of common stock in the Company's Certificate of Incorporation. Each holder of the Company's new class of common stock would have one vote per share and all matters brought before the stockholders of the Company, other than the removal of directors, would be determined by a majority vote. The Proposed Transaction is subject to the final approval of the Company's Board of Directors, requisite approval of the Company's stockholders at the Company's 2002 Annual Meeting of Stockholders and other customary conditions. A copy of the July 10, 2002 press release is attached hereto as Exhibit 2 and incorporated herein by reference

         In connection with the Board of Directors' authorization of management to proceed with the implementation of the Proposed Transaction, the Company entered into an agreement (the "Stockholders' Agreement") with certain significant stockholders of the Company. A copy of the Stockholders' Agreement is attached hereto as Exhibit 3 and incorporated herein by reference. The stockholders of the Company party to the Stockholders' Agreement (the "Stockholders") are listed on Exhibits A and B thereto. Pursuant to the Stockholders' Agreement, each Stockholder has, among other things, granted to the Reporting Persons, and each of them, an irrevocable proxy to vote all of the shares of the Company's capital stock beneficially owned by such Stockholder in favor of the Proposed Transaction and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Proposed Transaction. A copy of the irrevocable proxy is attached hereto as Exhibit 4 and incorporated herein by reference.

         As a result of the grant of the irrevocable proxy described above, the Reporting Persons may be deemed to be the beneficial owners of the shares of the Company's capital stock owned by the Stockholders and subject to such irrevocable proxy. Each Reporting Person hereby disclaims beneficial ownership of the shares of the Company's capital stock subject to the irrevocable proxy.

         If the Proposed Transaction is consummated, the Class A Common Stock and Class B Common Stock will be delisted from the American Stock Exchange and the registration of these securities under the Act will be terminated. The new class of common stock to be issued in the Proposed Transaction will be listed on the American Stock Exchange and registered under the Act.

         The descriptions of the Stockholders' Agreement and the irrevocable proxy set forth above do not purport to be complete and are qualified in their entirety by the full text of the Stockholders' Agreement and the irrevocable proxy, copies of which are attached hereto as Exhibits 3 and 4, respectively, and incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

         (a) and (b) As of the date hereof, Mr. Katz may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of 2,567,767 shares of Class A Common Stock. Such amount includes (i) 525 shares of Class A Common Stock of which Mr. Katz is the record owner and has sole voting and dispositive power, and (ii) 2,567,242 shares of Class A Common Stock owned beneficially or of record by the Stockholders, but with respect to which Mr. Katz has shared voting power pursuant to the irrevocable proxy described above and which, as a result, Mr. Katz may be deemed to beneficially own. Based on 4,001,958 shares of Class A Common Stock outstanding as of July 23, 2002, Mr. Katz may be deemed to beneficially own 64.2% of the outstanding shares of Class A Common Stock of the Company. Mr. Katz hereby disclaims beneficial ownership of the shares of the Company's capital stock subject to the irrevocable proxy described above.

         As of the date hereof, Mr. Echenberg may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of 2,567,742 shares of Class A Common Stock. Such amount includes (i) 500 shares of Class A Common Stock of which Mr. Echenberg is the record owner and has sole voting and dispositive power, and (ii) 2,567,242 shares of Class A Common Stock owned beneficially or of record by the Stockholders, but with respect to which Mr. Echenberg has shared voting power pursuant to the irrevocable proxy described above and which, as a result, Mr. Echenberg may be deemed to beneficially own. Based on 4,001,958 shares of Class A Common Stock outstanding as of July 23, 2002, Mr. Echenberg may be deemed to beneficially own 64.2% of the outstanding shares of Class A Common Stock of the Company. Mr. Echenberg hereby disclaims beneficial ownership of the shares of the Company's capital stock subject to the irrevocable proxy described above.

         As of the date hereof, Mr. Meyer may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of 2,584,921 shares of Class A Common Stock. Such amount includes (i) 17,679 shares of Class A Common Stock of which Mr. Meyer is the record owner and has sole voting and dispositive power, and (ii) 2,567,242 shares of Class A Common Stock owned beneficially or of record by the Stockholders, but with respect to which Mr. Meyer has shared voting power pursuant to the irrevocable proxy described above and which, as a result, Mr. Meyer may be deemed to beneficially own. Based on 4,001,958 shares of Class A Common Stock outstanding as of July 23, 2002, Mr. Meyer may be deemed to beneficially own 64.6% of the outstanding shares of Class A Common Stock of the Company. Mr. Meyer hereby disclaims beneficial ownership of the shares of the Company's capital stock subject to the irrevocable proxy described above.

         (c) On May 15, 2002, Mr. Meyer exercised options to purchase 497 shares of Class A Common Stock at an exercise price of $7.066272 per share, which he sold at $11 per share on the same day. On May 17, 2002, Mr. Meyer exercised options to purchase 100 shares of Class A Common Stock at an exercise price of $7.066272 per share, which he sold at $10.75 per share on the same day. Except as set forth or incorporated herein, none of the Reporting Persons has effected any transaction in the Class A Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         On July 15, 2002, the Company and the Stockholders entered into the Stockholders' Agreement pursuant to which each of the Stockholders agreed to: (i) to vote all of the shares of the Company's capital stock beneficially owned by them in favor of the Proposed Transaction and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Proposed Transaction at any stockholders meeting of the Company or in connection with any consent solicitation relating to the Company; (ii) until the earlier of the consummation of the Proposed Transaction or December 31, 2002, not to sell, dispose or otherwise transfer any of the shares of the Company's capital stock beneficially owned by them, subject to certain limited exceptions; (iii) to provide irrevocable proxies to the Reporting Persons, and each of them, to vote the shares of the Company's capital stock beneficially owned by them in favor of the Proposed Transaction and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Proposed Transaction; (iv) (a) to irrevocably withdraw certain stockholder proposals submitted to the Company for inclusion in the Company's proxy statement for the Company's 2002 Annual Meeting, including the stockholder proposal submitted by David P. Meyers, one of the Stockholders and a director of the Company, and the stockholder proposal submitted by Howard S. Stern, one of the Stockholders and the Chairman of the Company's Board of Directors, (b) not to submit any stockholder proposal to the Company similar to such proposals prior to July 15, 2004, and (c) to vote all of the shares of the Company's capital stock beneficially owned by them against any such stockholder proposal during such two-year period; and (v) to negotiate in good faith in an effort to enter into an additional stockholders' agreement on or before December 1, 2002.

         The description of the Stockholders' Agreement set forth above does not purport to be complete and is qualified in its entirety by the full text of the Stockholders' Agreement, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits:

Exhibit 1     Joint Filing Agreement among the Reporting Persons.

Exhibit 2     Press release of the Company issued on July 10, 2002.

Exhibit 3 Agreement among the Company and the Stockholders Listed on Exhibits A and B thereto, dated as of July 15, 2002.

Exhibit 4 Irrevocable Proxy to Vote Stock of the Company, dated as of July 15, 2002.

                                 SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 25, 2002                      SPECIAL COMMITTEE OF THE BOARD
New York, NY                                OF DIRECTORS OF E-Z-EM, INC.

                                            /s/ James L. Katz
                                            ----------------------------------
                                            James L. Katz


                                            /s/ Paul S. Echenberg
                                            ----------------------------------
                                            Paul S. Echenberg


                                            /s/ Donald A. Meyer
                                            ----------------------------------
                                            Donald A. Meyer

                                                                  Exhibit 1


                           JOINT FILING AGREEMENT

         This Joint Filing Agreement, dated as of July 25, 2002, is entered into by and among James L. Katz, Paul S. Echenberg and Donald A. Meyer.

         Each of the parties hereto hereby confirms and represents to the other parties that he is eligible to use Schedule 13D for the filing of information therein contained.

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties agree that the statement on
Schedule 13D relating to Class A common stock, par value $.10 per share, of E-Z-EM, Inc., to which this exhibit is attached, is filed on behalf of each of them, and any subsequent amendments to such statement will likewise be filed on behalf of each of them.

         The parties hereby further agree that each of the parties hereto is responsible for the timely filing of the statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                                            /s/ James L. Katz
                                            ----------------------------------
                                            James L. Katz


                                            /s/ Paul S. Echenberg
                                            ----------------------------------
                                            Paul S. Echenberg


                                            /s/ Donald A. Meyer
                                            ----------------------------------
                                            Donald A. Meyer

                                                                      Exhibit 2


FOR IMMEDIATE RELEASE            CONTACT:  Dennis J. Curtin
                                 Senior Vice President - Chief Financial Officer
                                 Telephone: (516) 333-8230, Ext. 320
                                 Email: dcurtin@ezem.com


                E-Z-EM ANNOUNCES PLAN TO COMBINE OUTSTANDING
           CLASS A AND B SHARES INTO SINGLE CLASS OF COMMON STOCK

Westbury, New York, July 10, 2002 - E-Z-EM, Inc. (AMEX: EZM.A/EZM.B) ("E-Z-EM" or the "Company") today announced that its Board of Directors authorized management to proceed with the necessary steps to implement a plan to combine the Company's two currently outstanding classes of common stock - Class A (AMEX: EZM.A) and Class B (AMEX: EZM.B) - into a single class of common stock.

The Company expects to submit the proposed transaction to a vote of its stockholders at the Company's Annual Meeting of Stockholders currently scheduled for October 15, 2002. As a result of the proposed transaction, each outstanding Class A share and each outstanding Class B share would be converted into one share of a newly created class of common stock of the Company. Following the transaction, there would be no super-majority voting requirements applicable to the Company's new class of common stock. Each holder would have one vote per share and all matters brought before the stockholders of the Company would be determined by a majority vote. E-Z-EM expects the proposed transaction to be tax-free to the Company and the holders of the Company's Class A and Class B shares. The transaction is subject to the final approval of the Board of Directors, requisite approval of the stockholders and other customary conditions.

The Stern and Meyers families, which in the aggregate own approximately 64.1% of the Class A voting stock, have agreed to vote their shares in favor of the transaction.

In May 2002, the E-Z-EM Board of Directors formed a Special Committee of the Board comprised of independent, outside directors for the purpose of reviewing, evaluating, negotiating and making recommendations to the full Board regarding the proposed transaction. The Special Committee, with the advice and assistance of its financial advisor, Houlihan Lokey Howard Zukin Financial Advisors, Inc., and its legal advisor, Skadden, Arps, Slate, Meagher & Flom LLP, considered a number of alternatives before recommending that the Board proceed with the proposed transaction on the basis described above.

Based in part upon the recommendation of the Special Committee and the advice and analysis provided by the Special Committee's advisors, the E-Z-EM Board believes that a tax-free combination of the Company's outstanding Class A and Class B common stock is in the best interest of all of the Company's stockholders. The Board believes that the proposed transaction could potentially have a number of significant benefits to the Company, including improved stock price performance, broader analyst coverage, increased trading volume for the Company's securities and enhanced ability to use stock as an acquisition currency. If approved, the transaction is currently expected to be completed in late October 2002.

About E-Z-EM, Inc.
E-Z-EM, the world's largest manufacturer of contrast agents for gastrointestinal radiology, has developed the only CT injector on the market that can help detect contrast extravasation, the new EmpowerCT(TM) with patented EDA(TM) technology. The Company has also recently introduced a complete tool kit for virtual colonoscopy (also referred to as CT colonography, or CTC), an innovative technology that could lead to a substantial increase in the number of patients being screened for colorectal cancer. Virtual colonoscopy visualizes the gastrointestinal tract using advanced CT imaging and 3D computer reconstruction of that data. The Company's product line consists of the InnerviewGI(TM) 3D imaging workstation; LoSo Prep(TM) and NutraPrep(TM) patient-friendly colon preparation products and nutritional meal kits; a tagging agent trade-named Tagitol(TM) to help practitioners distinguish pathology from colonic residue; and the PROTOCO2L(TM) carbon dioxide colon insufflation system. E-Z-EM's wholly owned subsidiary, AngioDynamics, manufactures a wide range of products, including angiographic, vascular access, thrombolytic, angioplasty, stents, as well as abdominal infection drainage products. AngioDynamics' focus is on diagnostic and therapeutic products for interventional radiology and other areas of minimally invasive surgery. Enteric Products, Inc., another subsidiary, develops, manufactures and markets tests for detection of the ulcer- and cancer-causing bacterium Helicobacter pylori. For additional information, please contact Dennis J. Curtin, Senior Vice President-Chief Financial Officer, at (516) 333-8230, Ext. 320 (Email: dcurtin@ezem.com) or visit our corporate web site at www.ezem.com.

                                 * * * * *

The statements made in this document contain certain forward-looking statements that involve a number of risks and uncertainties. Words such as "expects", "intends", "anticipates", "plans", "believes", "seeks", "estimates," or variations of such words and similar expressions, are intended to identify such forward-looking statements. Investors are cautioned that actual events or results may differ from the Company's expectations. In addition to the matters described above, the ability of the Company to develop its products, future actions by the FDA or other regulatory agencies, results of pending or future clinical trials, overall economic conditions, general market conditions, foreign currency exchange rate fluctuations, the effects on pricing from Group Purchasing Organizations, competition, including alternative procedures which continue to replace traditional fluoroscopic procedures, as well as the risk factors listed from time to time in the SEC filings of E-Z-EM, Inc., including but not limited to its Form 10-Q for the quarter ended March 2, 2002, as well as its Annual Report on Form 10-K for the year ended June 2, 2001, may affect the actual results achieved by the Company. There are also a number of uncertainties, risks, conditions and other factors which could prevent the implementation of the above described transaction.

In connection with its upcoming annual meeting of stockholders and the above described transaction, E-Z-EM, Inc. will be filing a proxy statement and other materials, which may include a Registration Statement on Form S-4, with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning E-Z-EM, Inc., at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from E-Z-EM, Inc. by directing a request to E-Z-EM, Inc. at 717 Main Street, Westbury, NY 11590; Attn: Investor Relations.

E-Z-EM, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company's stockholders with respect to the annual meeting and the transaction described above. These directors and executive officers include the following: Anthony A. Lombardo, Howard S. Stern, David P. Meyers, Michael A. Davis, James L. Katz, Paul S. Echenberg, Donald A. Meyer, Robert M. Topol, Dennis J. Curtin, Joseph J. Palma, Arthur L. Zimmet and Brad Schreck. Collectively, as of July 10, 2002, the directors and executive officers of E-Z-EM, Inc., listed above may be deemed to beneficially own approximately 34.05% of the Company's outstanding Class A common stock.

                                                                  Exhibit 3


                                 AGREEMENT


         THIS AGREEMENT (the "Agreement") is made and entered into as of this 15th day of July, 2002, by and among E-Z-EM, Inc., a Delaware corporation (the "Company"), the members of the Stern Family set forth on Exhibit A hereto (the "Stern Family Members"), and the members and affiliated entities of the Meyers Family listed on Exhibit B hereto (the "Meyers Family Member").

         WHEREAS, each Stern Family Member owns the number of shares of (i) Class A common stock, par value $0.10 per share (the "Class A Common Stock"), of the Company and (ii) Class B common Stock, par value $0.10 per share (the "Class B Common Stock") of the Company set forth opposite such person's name on Exhibit A hereto (collectively, the "Stern Shares"); and

         WHEREAS, each Meyers Family Member owns the number of shares of
(i) Class A Common Stock and (ii) Class B Common Stock set forth opposite such individual's or entity's name on Exhibit B hereto (collectively, the "Meyers Shares" and together with the Stern Shares, the "Subject Shares"); and

         WHEREAS, the Board of Directors of the Company has approved a proposal to reclassify the Class A Common Stock and the Class B Common Stock into a single class of new common stock of the Company with each share having one vote and without being subject to any supermajority voting provisions (the "Proposal"); and

         WHEREAS, the Stern Family Members and Meyers Family Members have agreed to support the Proposal and take certain other actions described herein.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound, the Company, the Stern Family Members and the Meyers Family Members agree to the following provisions:

         1. Each of the Stern Family Members and the Meyers Family Members agree to vote all of the Subject Shares that they beneficially own in favor of the Proposal and against any other proposal that is inconsistent with or contrary to the terms and conditions of the Proposal at any stockholders meeting of the Company or in connection with any consent solicitation relating to the Company.

         2. From the date hereof until the earlier of the consummation of the transactions contemplated by the Proposal or December 31, 2002, each of the Stern Family Members and the Meyers Family Members agrees not to sell, dispose or otherwise transfer any of the Subject Shares that they beneficially own on the date hereof, except for sales, dispositions or other transfers by (a) the Stern Family Members of up to an aggregate of 50,000 shares of Class B Common Stock, and (b) the Meyers Family Members of up to an aggregate of 50,000 shares of Class B Common Stock.

         3. Each of the Stern Family Members and the Meyers Family Members agree to provide irrevocable proxies in the form attached as Exhibit C hereto to Messrs. James L. Katz, Paul S. Echenberg, and Donald A. Meyer, and each of them, to vote the Subject Shares in the manner provided in paragraph 1 above. Such proxies shall be delivered within five days of the date hereof.

         4. Howard Stern hereby irrevocably withdraws the shareholder proposal (the "Stern Proposal") submitted to the Company on May 28, 2002, for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Stockholders (the "2002 Meeting"). Each of the Stern Family Members agrees not to submit any shareholder proposal to the Company similar to the Stern Proposal prior to July 15, 2004, and agrees to vote all of the Subject Shares that they beneficially own against any such shareholder proposal during such two-year period.

         5. David Meyers hereby irrevocably withdraws the shareholder proposal (the "Meyers Proposal") submitted to the Company on May 24, 2002, and resubmitted on June 18, 2002, for inclusion in the Company's proxy statement for the 2002 Meeting. Each Meyers Family Member agrees not to submit any shareholder proposal similar to the Meyers Proposal to the Company prior to July 15, 2004, and agrees to vote all of the Subject Shares that they beneficially own against any such shareholder proposal during such two-year period.

         6. The Stern Family Members and the Meyers Family Members each agree to negotiate in good faith in an effort to enter into a stockholders' agreement based upon a draft previously provided to each stockholder by the law firm of Davies Ward Phillips & Vineberg LLP. The Stern Family Members and the Meyers Family Members agree to have an initial meeting prior to October 1, 2002, and to continue such discussions between October 16, 2002, and December 1, 2002.

         7. Each party hereto agrees to take all further actions necessary or appropriate to fully effectuate the transactions contemplated hereby, including making all filings necessary under the Securities Exchange Act of 1934, as amended.

         8. The Company hereby approves the execution of this Agreement, including, if applicable, for purposes of
                  Section 203 of the Delaware General Corporation Law.

         9. No amendment of this Agreement will be effective unless provided in writing signed by each of the parties hereto. It being understood that any amendment of this Agreement by the Company must be authorized and approved by the Special Committee of the Board of Directors.

         10. THIS AGREEMENT SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE AND EACH PARTY HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY FOR THE RESOLUTION OF ALL DISPUTES ARISING HEREUNDER OTHER THAN THOSE ARISING UNDER PARAGRAPH 6 HEREOF.

         11. This Agreement may be executed in one or more counterparts, each of which may be executed separately, but all of which together shall constitute one agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or caused this Agreement to be executed by their duly authorized representatives, as of the date first above written.


                                      E-Z-EM, INC.


                                      By:  /s/ Anthony A. Lombardo
                                         --------------------------------------
                                      Name:  Anthony A. Lombardo
                                      Title: President and Chief Executive
                                             Officer


                                      /s/ Howard S. Stern
                                      -----------------------------------------
                                      Howard S. Stern


                                      /s/ Seth F. Stern
                                      -----------------------------------------
                                      Seth F. Stern


                                      /s/ Rachel Stern Graham
                                      -----------------------------------------
                                      Rachel Stern Graham


                                      /s/ David P. Meyers
                                      -----------------------------------------
                                      David P. Meyers


                                      /s/ Jonas I. Meyers
                                      -----------------------------------------
                                      Jonas I. Meyers


                                      /s/ Stuart J. Meyers
                                      -----------------------------------------
                                      Stuart J. Meyers


                                      /s/ Betty S. Meyers
                                      -----------------------------------------
                                      Betty S. Meyers


                                      MEYERS FAMILY LIMITED PARTNERSHIP
                                      By: Meyers Management Trust


                                      By:  /s/ Stuart J. Meyers
                                         --------------------------------------
                                      Name:   Stuart J. Meyers
                                      Title:  Co-Trustee

                                                                  EXHIBIT A


                            STERN FAMILY MEMBERS


                                      Class A                    Class B

Howard S. Stern                       956,412                   1,070,457

Seth F. Stern                         159,887                     188,044

Rachel Stern Graham                   159,887                     263,440

                                                                  EXHIBIT B


                           MEYERS FAMILY MEMBERS



                                                 Class A            Class B

David P. Meyers                                 156,750             216,548
Jonas I. Meyers                                 156,750             115,033
Stuart J. Meyers                                156,750             177,346
Betty S. Meyers                                 200,000*                  0
Meyers Family Limited Partnership               620,806**         1,063,744


* Includes 108,000 shares in which Mrs. Meyers holds a life estate and David P. Meyers, Jonas I. Meyers and Stuart J. Meyers each hold a life estate in 36,000 of such shares.

** The Meyers Family Limited Partnership is jointly owned by David P. Meyers, Stuart J. Meyers, Jonas I. Meyers, Sara Meyers, Christi Meyers, The Sara and Stuart Meyers Children's Trust and The David Meyers Children's Trust.

                                                                  EXHIBIT C



                                  OMITTED
             [See Exhibit 4 to this Statement on Schedule 13D]

                                                                  Exhibit 4


                             IRREVOCABLE PROXY

                              TO VOTE STOCK OF

                                E-Z-EM, INC.


         The undersigned stockholders of E-Z-EM, Inc., a Delaware corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by the General Corporation Law of the State of Delaware) appoint Messrs. James L. Katz, Paul S. Echenberg and Donald A. Meyer, and each of them (collectively the "Proxies"), as the sole and exclusive proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting rights (to the fullest extent that the undersigned are each entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be owned by each of the undersigned, whether beneficially or of record, including any such shares as to which the undersigned has a proxy from the record or beneficial owner thereof, and any and all other shares or securities of the Company issued or issuable in respect of any of the foregoing on or after the date hereof (collectively, the "Shares") to the extent set forth below. The Shares owned, whether beneficially or of record, by each undersigned stockholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon execution of this Irrevocable Proxy by each undersigned stockholder, any and all prior proxies given by such undersigned stockholder with respect to any Shares are hereby revoked and each of the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below) that are inconsistent with the purpose and intent of this Irrevocable Proxy, as set forth in clauses (i) and (ii) of the fourth paragraph hereof.

         This Irrevocable Proxy is irrevocable (to the fullest extent provided in the General Corporation Law of the State of Delaware), is coupled with an interest, which each of the undersigned hereby acknowledges, and is granted in consideration of each of the undersigned and the Company entering into the Agreement, dated as of July 15, 2002, by and among the Company and each of the undersigned.

         This Irrevocable Proxy shall terminate on the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of
(i) the date on which the Proposed Transaction (as defined below) is consummated or (ii) the second anniversary of the date hereof.

         The Proxies named above are hereby authorized and empowered by each of the undersigned, at any time prior to the Expiration Date, to act as the undersigned's proxy to vote the Shares, and to exercise all voting rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the General Corporation Law of the State of Delaware), at any annual, special or adjourned meeting of the stockholders of the Company and in any written consent in lieu of such meeting for the purpose of (i) approving the proposed reclassification or other combination of the Company's two currently outstanding classes of common stock into a single class of common stock, as approved by the Board of Directors of the Company (the "Proposed Transaction"), and (ii) disapproving or rejecting any proposal that is inconsistent with or contrary to the terms and conditions of the Proposed Transaction.

         All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.


                          [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the undersigned have each duly executed this Irrevocable Proxy as of the 15th day of July, 2002. This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.


                                       /s/ Howard S. Stern
                                       ----------------------------------------
                                       Howard S. Stern


                                       /s/ Seth F. Stern
                                       ----------------------------------------
                                       Seth F. Stern


                                       /s/ Rachel Stern Graham
                                       ----------------------------------------
                                       Rachel Stern Graham


                                       /s/ David P. Meyers
                                       ----------------------------------------
                                       David P. Meyers


                                       /s/ Jonas I. Meyers
                                       ----------------------------------------
                                       Jonas I. Meyers


                                       /s/ Stuart J. Meyers
                                       ----------------------------------------
                                       Stuart J. Meyers


                                       /s/ Betty S. Meyers
                                       ----------------------------------------
                                       Betty S. Meyers


                                       MEYERS FAMILY LIMITED PARTNERSHIP
                                       By: Meyers Management Trust


                                       By:  /s/ Stuart J. Meyers
                                          ------------------------------------
                                       Name:  Stuart J. Meyers
                                       Title: Co-Trustee

                        E-Z-EM, INC. STOCK OWNERSHIP


                                              Class A         Class B

Howard S. Stern                               956,412        1,070,457
Seth F. Stern                                 159,887          188,044
Rachel Stern Graham                           159,887          263,440
David P. Meyers                               156,750          216,548
Jonas I. Meyers                               156,750          115,033
Stuart J. Meyers                              156,750          177,346
Betty S. Meyers                               200,000*               0
Meyers Family Limited Partnership             620,806**      1,063,744


* Includes 108,000 shares in which Mrs. Meyers holds a life estate and David P. Meyers, Jonas I. Meyers and Stuart J. Meyers each hold a life estate in 36,000 of such shares.

** The Meyers Family Limited Partnership is jointly owned by David P. Meyers, Stuart J. Meyers, Jonas I. Meyers, Sara Meyers, Christi Meyers, The Sara and Stuart Meyers Children's Trust and The David Meyers Children's Trust.